

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

<u>Via E-mail</u>
Mr. Michael R. Dunn
Chief Executive Officer
FITT Highway Products, Inc.
P.O. Box 4709
Mission Viejo, CA 92690

> **Re:** **FITT Highway Products, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 12, 2012**
> **File No. 000-33519**

Dear Mr. Dunn:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that there appears to be significant unaffiliated ownership of your common stock and your common shares are traded on the OTCQB, but you do not appear to have historically held annual meetings of shareholders despite the provisions of your governing documents. Please advise us whether you are relying on a provision of state law for not holding annual meetings and, if so, which provision. To the extent you have failed to comply with state law or your governing documents, please include adequate disclosure about the consequences of such failure and the steps you intend to take, if any, to remedy such defects.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director